SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

 Serono S.A.

(Registrant’s Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of Principal Executive Offices)

1-15096

(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  Ö Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

The official version of the convocation to the Ordinary General Meeting of Shareholders of Serono S.A. is the French version, which is published in the March 23, 2005 edition of the Swiss Official Gazette. This document is a free translation of the official version.

SERONO S.A., COINSINS (VAUD)
The shareholders of SERONO S.A. are invited to the

ORDINARY GENERAL MEETING OF THE SHAREHOLDERS

on Tuesday, April 26, 2005 at the Palais de Beaulieu, Rome Room, in Lausanne at 2 pm
(doors open at 1.00 pm)

Agenda

1.	Approval of Serono S.A.’s Annual report, Accounts and Consolidated Accounts of the Serono group

The Board of Directors submits for approval by the shareholders the Annual Report, the Accounts of Serono S.A. and the Consolidated Accounts of the Serono group for the year 2004.

2.	Proposed appropriation of available earnings in the 2004 balance sheet and dividend proposal

Net income for the year 2004	CHF 724,636,759
Balance brought forward from previous year	CHF 917,452,362
Transfer to reserve for treasury shares	CHF (275,947,842)
Total available earnings in the 2004 balance sheet	CHF 1,366,141,279

The Board of Directors proposes to distribute the net income as follows:
a) Dividend of CHF 3.60 gross on each registered “A” share with a par value of CHF 10 and of CHF 9.00 gross on each bearer “B” share with a par value of CHF 25	(CHF 130,787,613)
b) Carried forward	CHF 1,235,353,666

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3.	Reduction of share capital

The Board of Directors points out that the second share buyback program, announced on May 25th, 2004, provided for the cancellation of the shares repurchased. The proposed reduction of share capital covers 962,435 bearer shares, with a par value of CHF 25.- each, purchased by the Company under the above-mentioned buyback program. This reduction of the floating shares shall entail an increase of the profit per share.

The board proposes accordingly to reduce the share capital by CHF 24,060,875, i.e., 962,435 bearer shares with a par value of CHF 25.- each, and to decrease therefore the share capital, amounting currently to CHF 403,584,775, to CHF 379,523,900, and to cancel the said 962,435 shares.

The specific report required by article 732 of the Swiss federal code of obligations has been issued. It states that all claims are fully covered, notwithstanding the reduction of the share capital. If such proposal is agreed by the shareholders, article 5 of the Articles of Association shall read as follows :

Article 5: Share capital

The share capital is fixed in the sum of CHF 379,523,900 (three hundred seventy-nine million five hundred twenty-three thousand nine hundred Swiss francs), divided into:

a)	11,013,040 registered “A” shares with restricted transferability, each with a par value of CHF 10 (ten Swiss francs), fully paid up; and

b)	10,775,740 bearer “B” shares, each with a par value of CHF 25 (twenty-five Swiss francs), fully paid up.

Finally, the board points out that, according to article 732 of the Swiss federal code of obligations, the shareholders’ resolution must acknowledge the specific report and specify how the share capital shall be reduced.

4.	Discharge to the Board of Directors and the Management

The Board of Directors proposes granting discharge to the members of the Board of Directors and the Management in relation to their activities during the financial year 2004.

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5.	Elections

5.1.1	Re-election of Mr. Ernesto Bertarelli, Mr. Pierre E. Douaze, Mr. Patrick Gage, Mr. Bernard Mach, Mr. Sergio Marchionne, Mr. Georges Muller and Mr. Jacques Theurillat

The Board of Directors proposes the re-election for one year of Mr. Ernesto Bertarelli, Mr. Pierre E. Douaze, Mr. Patrick Gage, Mr. Bernard Mach, Mr. Sergio Marchionne, Mr. Georges Muller and Mr. Jacques Theurillat. Mr. Hans Thierstein did not wish to be re-elected. The board thanks him for the work he did for the Company. The board specifies that the directors shall be individually elected.

5.1.2	Election of a new Director

The Board of Directors proposes the election of a new Director in the person of Mr. Alberto Togni.

Mr Togni has been the Executive Vice-chairman of the board of directors of UBS since 1998. After having held various functions within the bank in Zurich, Tokyo and New York, he became a member of the Executive Board of the bank in 1981. From 1994 to 1998, he was "Chief Risk Officer" and a member of the Group Executive Committee of the Swiss Bank Corporation. Until 2004, he served as a member of the board of the Swiss National Bank, delegated by the Swiss Federal Council, and he is a member of an “Advisory Board” of the International Monetary Fund. He is Chairman of the Horten Foundation.

Mr. Togni will step down from all his functions within UBS on April 21, 2005, the date of the AGM of UBS. Mr. Togni was born on October 30, 1938 and is a Swiss citizen. He holds a degree from the New York Institute of Finance.

5.2	Auditors

The Board of Directors proposes the re-election of PricewaterhouseCoopers S.A. in Geneva as auditors of the annual accounts of Serono S.A. and as auditors of the consolidated accounts of the Serono group for the financial year 2005.

5.3	Special auditors

The Board of Directors proposes the re-election of Ernst & Young S.A. in Geneva as special auditors in line with article 28.5 of the Articles of Association for a term expiring at the date of the ordinary general meeting in 2006.

The annual report, the accounts of Serono S.A. for the year 2004, the consolidated accounts of the Serono group for the year 2004, the Form 20-F, as well as the auditors’ reports, will be available to the shareholders from March 23rd, 2005, at the management office of Serono S.A. at 15bis chemin des Mines, 1202 Geneva, Switzerland and at the address of SAG SIS Aktienregister AG indicated below. These documents can also be consulted on the company’s web-site (www.serono.com) from such date. From this date, the company will also send these documents to any shareholder who requests them.

3

4

Admission tickets for the General Meeting

Holders of registered shares will receive their invitation to the General Meeting by mail, including admission ticket and the documents mentioned above. Only the holders of registered shares entered in the share register with the right to vote on April 5, 2005 may exercise the right to vote in relation to these shares.

Holders of bearer shares who wish to attend the General Meeting or to be represented there are invited to obtain their admission ticket and voting card before April 20, 2004 from the depositary banks, against blockage of their shares with a bank until the end of the General Meeting. The banks will send the request for admission tickets and voting card to the following contact: “Assemblée générale ordinaire des actionnaires de Serono S.A. 2005” c/o SAG SIS Aktienregister AG, Baslerstrasse 90, CH-4609 Olten, No.Téléfax +41 (0)62 205 39 71.

Representation at the General Meeting

Shareholders may be represented at the General Meeting by a third party by means of the power of attorney on the admission ticket.

In addition, each shareholder may be represented by:

•	his/her bank as depositary representative;
•	Me Yves Rattaz, notary in Morges, Switzerland, as independent representative within the meaning of article 689c CO.

Powers of attorney sent to the company signed in blank will be passed to the independent representative. In the absence of voting instructions, voting rights shall be exercised in favor of the proposals of the Board of Directors.

Depositary representatives of shares within the meaning of article 689d CO are requested to communicate as soon as possible (but at the latest on April 26 at the ticket check at the entrance to the Meeting) to the secretary to the Board of Directors of Serono S.A., 15bis chemin des Mines, 1202 Geneva, Switzerland, the number of shares they represent. Establishments subject to the federal law on banks and savings banks of 8 November 1934 and professional asset managers are considered to be depositary representatives.

The minutes of the decisions taken by the General Meeting will be available to shareholders for inspection at the management office of Serono S.A. from April 30, 2005.

Coinsins, March 17, 2005	SERONO S.A.

For the Board of Directors Chairman: Georges Muller Secretary: François Naef

4

Actionnaire:
Aktionär:
Destinataire / Zustelladresse / Delivery address Herr Peter Muster Strasse 1 9999 Ort	Shareholder:

Carte d'admission pour I'Assemblée générale ordinaire de Serono S.A.
Eintrittskarte zur ordentlichen Generalversammlung der Serono S.A.
Admission card for the Annual General Meeting of Serono S.A.

Mardi / Dienstag /Tuesday, 26 avril 2005
14.00 heures (ouverture du contrôle dès 13 heures),
14.00 Uhr (Türöffnung um 13.00 Uhr),
02.00 p.m. (doors open at 01.00 p.m.),
Palais de Beaulieu à Lausanne, Salle Rome
Numéro de carte / Kartan-Nr. / card number	Nombre de voix / Anzahl Stimmen / number of votes

Pouvoir de représentation / Vertretungsvollmacht / Form of proxy

Je ne participe pas personnellement et donne procuration avec droit de substitution:
Ich/wir nehme(n) nicht persönlich teil und erteile(n) Vollmacht mit Substitutionsrecht an:
I/we shall not participate personally and appoint as proxy with the right of substitution:

☐	Au représentant indépendant / den unabhängigen Stimmrechtsvertreter / the independent proxy

☐	A la personne suivante / folgende Person / the following person:

Nom et prénom / Name und Vorname/ name and first name

Adresse / Adresse / address

Lieu / Ort / Place:	Date / Datum / Date:	Signature / Unterschrift / Signature:

Instructions de vote pour le représentant indépendant / Weisungen an den unabhängigen Stimmrechtsvertreter / Voting instructions for the independent proxy

	Oui Ja Yes	Non Nein No	Abstention Enthaltung Abstention

Point / Traktandum / Item 1:	☐	☐	☐

Point / Traktandum / Item 2:	☐	☐	☐

Point / Traktandum / Item 3:	☐	☐	☐

Point / Traktandum / Item 4:	☐	☐	☐

Point / Traktandum / Item 5.1.1: Monsieur Ernesto Bertarelli	☐	☐	☐

Monsieur Pierre R. Douaze	☐	☐	☐

Monsieur Patrick Gage	☐	☐	☐

Monsieur Bernard Mach	☐	☐	☐

Monsieur Sergio Marchionne	☐	☐	☐

Monsieur Georges Muller	☐	☐	☐

Monsieur Jacques Theurillat	☐	☐	☐

Point / Traktandum / Item 5.1.2: Monsieur Alberto Togni	☐	☐	☐

Point / Traktandum / Item 5.2:	☐	☐	☐

Point / Traktandum / Item 5.3:	☐	☐	☐

Cocher la case correspondante s.v.p. / Zutreffendes bitte ankreuzen / Please mark your choice with a cross

Coupon 1	Coupon 1	Coupon 1
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 2	Coupon 2	Coupon 2
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 3	Coupon 3	Coupon 3
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 4	Coupon 4	Coupon 4
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 5	Coupon 5	Coupon 5
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 6	Coupon 6	Coupon 6
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 7	Coupon 7	Coupon 7
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 8	Coupon 8	Coupon 8
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 9	Coupon 9	Coupon 9
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 10	Coupon 10	Coupon 10
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 11	Coupon 11	Coupon 11
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 12	Coupon 12	Coupon 12
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 13	Coupon 13	Coupon 13
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 14	Coupon 14	Coupon 14
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 15	Coupon 15	Coupon 15
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 16	Coupon 16	Coupon 16
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 17	Coupon 17	Coupon 17
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

Coupon 18	Coupon 18	Coupon 18
26.04.2005 Serono S.A. Voix: OUI / JA / YES	26.04.2005 Serono S.A. Voix: ABSTENTION / ENTHALT.	26.04.2005 Serono S.A. Voix: NON / NEIN / NO

▼ DETACH PROXY CARD HERE ▼
Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	Approval of Serono S.A.’s Annual Report, Accounts and Consolidated Accounts of the Serono group	☐	☐	☐	Re-election of Mr. Patrick Gage	☐	☐	☐	5.1.2	Election of a new Director - Mr. Alberto Togni	☐	☐	☐

2.	Proposed appropriation of available earnings in the 2004 balance sheet and dividend proposal	☐	☐	☐	Re-election of Mr. Bernard Mach	☐	☐	☐	5.2	Auditors	☐	☐	☐

3.	Reduction of share capital	☐	☐	☐	Re-election of Mr. Sergio Marchionne	☐	☐	☐	5.3	Special auditors	☐	☐	☐

4.	Discharge to the Board of Directors and the Management	☐	☐	☐	Re-election of Mr. Georges Muller	☐	☐	☐

5.	Elections				Re-election of Mr. Jacques Theurillat	☐	☐	☐

	5.1.1 Re-election of Mr. Ernesto Bertarelli	☐	☐	☐						To change your address,
										please mark this box.			☐
	Re-election of Mr. Pierre E. Douaze	☐	☐	☐

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the
Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here

SERONO S.A.

Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business on April 19, 2005)

The undersigned registered holder of American Depositary Receipts ("Receipts") hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt(s) of SERONO S.A., registered in the name of the undersigned on the books of the Depositary as of the close of business March 18, 2005 at the Ordinary General Meeting of SERONO S.A. to be held on April 26, 2005, in respect of the resolutions specified on the reverse hereof.

NOTES:
1.
Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box. It is understood that, if no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before April 19, 2005, the Depositary shall deem such Owner to have given the Depositary an instruction to vote or cause to be voted such Deposited Securities in accordance with the proposals of the Company's Board of Directors in respect of the matters to be voted upon.

SERONO S.A.
P.O. BOX 11230
NEW YORK, N.Y. 10203-0230

To include any comments, please mark this box.    ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

<< start line >>
Name
Address

Participant ID Number : «Part_ID»

Serono Employee Share Purchase Plan
Ordinary General Meeting of Shareholders of Serono S.A., Tuesday 26 April 2005
Voting Instruction Form

I hereby instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote my shares on my behalf as instructed below:

Voting Instructions

Please check (X) the appropriate box

☐  I vote for all Board proposals. If checked you need not complete the Specific Voting Instructions below.

☐  I do not vote for all Board proposals and instead specify my voting instructions below.

Specific Voting Instructions

Agenda Item Number	Please check (X) the appropriate box

	For	Against	Abstain
1. Approval of Serono S.A.’s Annual Report, Accounts, and Consolidated Accounts of the Serono group
2. Proposed appropriation of available earnings in the 2004 balance sheet and dividend proposal
3. Reduction of share capital
4. Discharge to the Board of Directors and the Management

5. Elections

5.1.1 Re-election of Directors

Mr. Ernesto Bertarelli, Mr. Pierre E. Douaze, Mr. Patrick Gage, Mr. Bernard Mach, Mr. Sergio Marchionne, Mr. Georges Muller and Mr. Jacques Theurillat

☐ ALL FOR ☐ WITHHOLD ALL ☐ FOR ALL EXCEPT *

*INSTRUCTION:
TO WITHHOLD AUTHORITY TO VOTE FOR ANY SUCH NOMINEE(S), WRITE THE NAME(S) OF THE NOMINEE(S) IN THE SPACE PROVIDED BELOW.

NOMINEE(S) ………………………………………………………………………………………………………………

	For	Against	Abstain
5. Elections 5.1.2 Election of a new Director - Mr. Alberto Togni
5. Elections 5.2 Auditors
5. Elections 5.3 Special Auditors

Please see overleaf…..

Should you wish to exercise your right to instruct the Plan Administrator to vote on your behalf, please ensure that you complete and return this Voting Instruction Form via fax only, ensuring that Mourant receives it no later than 5pm (UK time) on Monday 18April 2005.

The fax number to use is:

+44 (0) 20 8409 8911

Signed………………………………………………………………………..

Dated………………………………………………………                       «Payroll_Code»

Mourant Equity
Compensation Solutions
PO Box 1310
69 Park Lane
Croydon CR9 1TQ
T +44 (0)20 8409 8888
April 2005	F +44 (0)20 8409 8911
www.mourant.com
Mourant du Feu & Jeune
Legal Services
Mourant Equity
Compensation Solutions
Mourant International
Finance Administration
Mourant Private Wealth

Dear Participant,
Serono Employee Share Purchase Plan
Ordinary General Meeting of Shareholders of Serono S.A.

The Ordinary General Meeting of Shareholders of Serono S.A. will be held on Tuesday 26 April 2005 at 2pm (Swiss time) in Lausanne, Switzerland.

As a participant in the above Plan, you are entitled to either instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote your shares at the meeting or personally attend and vote at the meeting.

Should you wish to exercise your right to give voting instructions to Mourant, kindly complete the enclosed Voting Instruction Form and fax it back to Mourant no later than 5pm (UK time) on Monday 18 April 2005 using the fax number +44 (0) 208 409 8911. Please note that voting instructions will only be accepted via fax and will not be accepted via email or other means.

Should you wish to attend and vote on your own behalf at the meeting, please contact Mourant no later than Monday 18 May 2005 and we will arrange for an Admission card to be sent to you. This Admission card that will allow you entry to the meeting. Please note that if you wish to attend the meeting, you will have to take a half or whole day of vacation (or more depending on where you live).

Please note that you can either instruct Mourant to vote your shares by using the Voting Instruction Form or attend and vote at the meeting using the Admission card. You cannot use both alternatives.

Please note that should you decide to exercise your right to vote, your shares held will be blocked for sale/transfer until and excluding the working day following the meeting.

Mourant Equity Compensation Solutions is a trading style of Mourant & Co. Capital Trustees Limited
Registered in England No. 3275677
Registered Office: 69 Park Lane, Croydon, CR9 1TQ
Regulated by the FSA

In addition to the enclosed Voting Instruction Form, you will find a copy of the Meeting Agenda included in this pack.

Please note that the Serono S.A. Annual Report can be viewed at:

www.serono.com/ir

In addition, if you wish to receive a hard copy of the annual report we will send one to you on request.

Should you have any further queries, please do not hesitate to contact our Serono ESPP helpline on +44 (0) 20 8409 2625 or email to seronoespp@mourant.com .

Yours faithfully
Mourant & Co. Capital Trustees Limited

Mourant Equity
Compensation Solutions
PO Box 1310
69 Park Lane
Croydon CR9 1TQ
April 2005	T +44 (0)20 8409 8888
F +44 (0)20 8409 8911
www.mourant.com
Mourant du Feu & Jeune
Legal Services
Mourant Equity
Compensation Solutions
Mourant International
Finance Administration
Mourant Private Wealth

Dear Participant,

Serono Employee Share Purchase Plan
Ordinary General Meeting of Shareholders of Serono S.A.

The Ordinary General Meeting of Shareholders of Serono S.A. will be held on Tuesday 26 April 2005 at 2pm (Swiss time) in Lausanne, Switzerland.

As a participant in the above Plan, you are entitled to either instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote your shares at the meeting or personally attend and vote at the meeting.

Should you wish to exercise your right to give voting instructions to Mourant, kindly complete the enclosed Voting Instruction Form and fax it back to Mourant no later than 5pm (UK time) on Monday 18 April 2005 using the fax number +44 (0) 208 409 8911. Please note that voting instructions will only be accepted via fax and will not be accepted via email or other means.

Should you wish to attend and vote on your own behalf at the meeting, please contact Mourant no later than Monday 18 April 2005 and we will arrange for an Admission card to be sent to you. This Admission card will allow you entry to the meeting. Please note that if you wish to attend the meeting, you will have to take a half or whole day of vacation (or more depending on where you live).

Please note that you can either instruct Mourant to vote your shares by using the Voting Instruction Form or attend and vote at the meeting using the Admission card. You cannot use both alternatives.

Please note that should you decide to exercise your right to vote, your shares held will be blocked for sale and/or transfer until and excluding the working day following the meeting.

Mourant Equity Compensation Solutions is a trading style of Mourant & Co. Capital Trustees Limited
Registered in England No. 3275677
Registered Office: 69 Park Lane, Croydon, CR9 1TQ
Regulated by the FSA

In addition to the enclosed Voting Instruction Form, you will find a copy of the Meeting Agenda included in this pack.

Please note that the Serono S.A. Annual Report can be viewed at:

www.serono.com/ir

In addition, if you wish to receive a hard copy of the annual report we will send one to you on request.

Should you have any further queries, please do not hesitate to contact our Serono ESPP helpline on +44 (0) 20 8409 2625 or email to seronoespp@mourant.com .

Yours faithfully
Mourant & Co. Capital Trustees Limited

Mourant Equity
Compensation Solutions
PO Box 1310
6th Floor
69 Park Lane
Croydon CR9 1TQ
April 2005	T +44 (0)20 8409 8888
F +44 (0)20 8409 8911
www.mourant.com
Mourant du Feu & Jeune
Legal Services
Mourant Equity
Compensation Solutions
Mourant International
Finance Administration
Mourant Private Wealth

Dear Participant

Serono Employee Share Purchase Plan
Ordinary General Meeting of Shareholders of Serono S.A.

The Ordinary General Meeting of Shareholders of Serono S.A. will be held on Tuesday 26 April 2005 at 2pm (Swiss time) in Lausanne, Switzerland.

As a participant in the Serono ESPP, you are entitled to instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote your shares at the meeting. Should you wish to exercise your right to vote, please complete the enclosed Voting Instruction Form and fax it back to Mourant no later than 5pm (UK time) on Monday 18 April 2005 using the fax number +44 (0) 208 409 8911. Please note that voting instructions will only be accepted via fax and will not be accepted via email or other means.

Please note that should you decide to exercise your right to vote, your shares held will be blocked for sale and/or transfer until and excluding the working day following the meeting.

In addition to the enclosed Voting Instruction Form, you will find a copy of the Meeting Agenda.

Please note that the Serono S.A. Annual Report can be viewed at:

www.serono.com/ir

You may also view the Serono 20-F Form for the fiscal year ended 31 December 2003 that is posted on the above-mentioned Internet address.

Should you have any further queries, please do not hesitate to contact our Serono ESPP helpline on +44 (0) 20 409 2625 or email at Seronoespp@mourant.com.

Yours faithfully
Mourant & Co. Capital Trustees Limited

Mourant Equity Compensation Solutions is a trading style of Mourant & Co. Capital Trustees Limited
Registered in England No. 3275677
Registered Office: 69 Park Lane, Croydon, CR9 1TQ
Regulated by the FSA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A. a Swiss corporation (Registrant)

April 1, 2005	By:	/s/ Stuart Grant
	Name:	Stuart Grant
	Title:	Chief Financial Officer